HARRY & DAVID HOLDINGS, INC.

2500 South Pacific Highway

Medford, Oregon 97501

May 6, 2008

BY OVERNIGHT DELIVERY AND BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: John Fieldsend

Re:	Harry & David Holdings, Inc.
Registration Statement on Form S-1, No. 333-127173

Dear Mr. Fieldsend:

In accordance with Rule 477 promulgated under the Securities Act of 1933, Harry & David Holdings, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1(No. 333-127173), as amended (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement has been abandoned due to, among other things, market conditions. No securities were sold or will be sold under the Registration Statement.

The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to August 4, 2010.

Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (541) 864-2164 or Meredith L. Deutsch at (212) 326-7829.

Very truly yours,

HARRY & DAVID HOLDINGS, INC.

By:	/s/ Stephen V. O’Connell
Stephen V. O’Connell
Chief Financial Officer and Chief Administrative Officer

cc:	Bill Williams, Harry & David Holdings, Inc.
Meredith L. Deutsch, Jones Day